Exhibit 99
3/31/2010
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31
	2010	2009
	(Thousands of Dollars)

INCOME
Operating Revenues	$1,774,436	$2,358,048

Operating Expenses
Purchased Gas	694,798	1,239,910
Operation and Maintenance	394,587	429,615
Property, Franchise and Other Taxes	72,143	75,649
Depreciation, Depletion and Amortization	181,200	168,146
Impairment of Oil and Gas Producing Properties	—	182,811

	1,342,728	2,096,131

Operating Income	431,708	261,917

Other Income (Expense):
Income from Unconsolidated Subsidiaries	4,150	3,286
Impairment of Investment in Partnership	(1,804)	—
Interest Income	4,358	8,443
Other Income	2,403	9,837
Interest Expense on Long-Term Debt	(87,941)	(73,123)
Other Interest Expense	(8,413)	(3,334)

Income Before Income Taxes	344,461	207,026

Income Tax Expense	129,632	73,100

Net Income Available for Common Stock	$214,829	$133,926

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$2.67	$1.67

Diluted:
Net Income Available for Common Stock	$2.63	$1.64

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	80,380,789	80,252,366

Used in Diluted Calculation	81,749,193	81,882,711